Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and six months ended February 28, 2015

This Management’s Discussion and Analysis is prepared as of April 10, 2015

A copy of this report will be provided to any shareholder who requests it.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of Platinum Group Metals Ltd. (“Platinum Group”, the “Company” or “PTM”) is dated as of April 10, 2015 and focuses on the Company’s financial condition and results of operations for the period ended February 28, 2015. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended February 28, 2015 together with the notes thereto (the “Financial Statements”).

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standard 34 – Interim Financial Reporting. All dollar figures included therein and in the following MD&A are quoted in Canadian Dollars unless otherwise noted. All references to “U.S. Dollars” or to “US$” are to United States Dollars. All references to “R” or to “Rand” are to South African Rand.

PRELIMINARY NOTES

NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words “expect”, “anticipate”, “estimate”, “may”, “could”, “might”, “will”, “would”, “should”, “intend”, “believe”, “target”, “budget”, “plan”, “strategy”, “goals”, “objectives”, “projection” or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A include, without limitation, statements with respect to:

•	capital-raising activities and the adequacy of capital;

•	revenue, cash flow and cost estimates and assumptions;

•	production estimates and assumptions, including production rate, grade per tonne and smelter recovery;

•	project economics;

•	future metal prices and exchange rates;

•	mineral reserve and mineral resource estimates;

•	production timing; and

•	potential changes in the ownership structures of the Company’s projects.

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the technical reports referred to in this MD&A and in the documents incorporated by reference herein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical reports and ongoing estimates.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

•

inability of the Company to find an additional and suitable joint venture partner for the Project 1 (“Project 1”) and Project 3 (“Project 3”) platinum mines of what was formerly the Western Bushveld Joint Venture (the “WBJV”) within such time frame as may be determined by the South African Department of Mineral Resources (“DMR”);

•	failure of the Company or its joint venture partners to fund their pro-rata share of funding obligations;

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2015

•	additional financing requirements;

•	the Company’s history of losses;

•	the Company’s negative cash flow;

•	The Company’s ability to continue as a going concern;

•	no known mineral reserves on most of the Company’s properties and delays in, or inability to achieve, planned commercial production;

•	completion of a pre-feasibility study for the Waterberg JV Project (defined below) is subject to resource upgrade and economic analysis requirements;

•

discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

•	fluctuations in the relative values of the Canadian Dollar as compared to the Rand and the U.S. Dollar;

•	volatility in metals prices;

•	the inability of the Company to generate sufficient cash flow to make payment on its indebtedness under the Senior Secured Loan Facility (the “Facility”) (as defined herein);

•	the Company’s pledge of its shares in Platinum Group Metals (RSA) (Proprietary) Limited to the Lender (as defined herein) under the Facility;

•

the expectation that the Facility will be secured which potentially could result in the loss of the Company’s interest in Project 1, Project 3 and in the Waterberg Projects (as defined herein) in the event of a default under the Facility;

•	delays in the start-up of the Project 1 platinum mine which could result in a default under the Facility;

•	the ability of the Company to retain its key management employees and skilled and experienced personnel;

•	conflicts of interest;

•	any disputes or disagreements with the Company’s joint venture partners;

•	the failure to maintain or increase equity participation by HDSAs (as defined herein) in the Company’s prospecting and mining operations;

•	certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company;

•	actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

•	litigation or other legal proceedings brought against the Company;

•

exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), poor ground conditions, rock stress or pressure, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

•	property and mineral title risks including defective title to mineral claims or property;

•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

•	equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

•	environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations;

•	extreme competition in the mineral exploration industry;

•	delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

•	risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to legislation; and

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2015

•	the other risks disclosed under the heading “Risk Factors” in the Company’s 2014 Annual Information Form dated November 24, 2014 (the “AIF”).

These factors should be considered carefully, and investors should not place undue reliance on the Company’s Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

The mineral resource and mineral reserve figures referred to in this MD&A and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum (“Pt”), palladium (“Pd”), rhodium (“Rh”) and gold (“Au”) (collectively referred to as “4E”) will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES:

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 of the U.S. Securities and Exchange Commission (the “SEC”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

TECHNICAL AND SCIENTIFIC INFORMATION:

The technical and scientific information contained in this MD&A has been reviewed and approved by R. Michael Jones, P.Eng, President and Chief Executive Officer and a director of the Company. Mr. Jones is a non-independent “qualified person” as defined in NI 43-101 (a “Qualified Person”).

1.             DESCRIPTION OF BUSINESS

Platinum Group Metals Ltd. is a British Columbia, Canada, company formed by amalgamation on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a platinum-focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa and in Canada.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2015

The Company’s business is currently focused on the construction of the Project 1 platinum mine and the exploration and initial engineering on the Waterberg platinum deposit, where the Company is the operator of the 255 km2 Waterberg joint venture project (the “Waterberg JV Project”) with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”). The Company also holds exploration prospecting rights covering 864 km2 immediately adjacent and north of the Waterberg JV Project property (the “Waterberg Extension Project” and, together with the Waterberg JV Project, the “Waterberg Projects”).

Project 1 is operated by the Company on an “owner managed-contractor” basis. In the last 12 months the Company has undertaken the hiring of full time local mining specialists in South Africa as part of an operational readiness plan while the Company drives toward first production at Project 1 in the fourth quarter of calendar 2015. The expanded leadership team includes the addition of a Mine Manager, Financial Manager, Head of Engineering, Head of Human Resources Development and a Safety and Environment Manager, all of whom have joined the Company with the mission of progressing Project 1 into production. The operating team will be overseen in South Africa by the company's Chief Operating Officer Mr. Peter Busse, an experienced mine builder and mine manager with over 40 years of experience.

The expanded management team has taken over of some of the duties and responsibilities previously assigned to contractors, resulting in improved planning and execution capabilities at Project 1. In addition, the safety record at Project 1 has systematically improved to very good levels with the addition of these new management personnel and through a focus on safety over the last two years. The Project 1 management teams have frequent interaction and dialogue with the inspectorate branch of the Department of Mineral Resources (“DMR”) and follows their guidance carefully.

The Company’s current complement of managers, staff and consultants in Canada consists of approximately 12 individuals and the Company’s complement of managers, staff, consultants, security and casual workers in South Africa consists of approximately 233 individuals.

As at February 28, 2015, the Company has 68 staff, 8 technical services personnel, 79 security personnel and 15 human resources and labour consultants assigned to Project 1, while underground mining contractor JIC Mining Services (“JIC”) has approximately 875 people, including mining sub-contractors assigned to working on both the north and south mine areas at Project 1. JIC was engaged in July 2011. Having been appointed in December 2010, DRA Mining (Pty) Ltd., the engineering, procurement, construction and management (“EPCM”) contractor, completed its initial engagement with the Company for Phase 1 establishment of the underground development of the north mine declines in mid-2012, after which Company personnel assumed management over underground services provided by JIC. In December 2012, DRA Mineral Projects (Pty) Ltd. (“DRA”) was formally engaged as the EPCM contractor for commencement of Phase 2 infrastructure, including mill and flotation circuit construction.

At February 28, 2015 DRA was managing approximately 799 people working onsite at Project 1 assigned to civil works, construction of surface and underground infrastructure, steelwork erection and piping, mechanical and electrical installations of the concentrator plant. At February 28, 2015, there were approximately 1,844 people onsite with approximately half working on the underground development team active on the Project 1 platinum mine. Approximately 19% of the labour force is sourced from the local community.

2.             PROPERTIES

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

The Company evaluates the carrying value of its property interests on a regular basis. Any properties management deems to be impaired are written down to their estimated net recoverable amount or written off. For more information on mineral properties, see below and Notes 5 and 6 of the Company’s Financial Statements.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2015

SOUTH AFRICAN PROPERTIES

The Company conducts its South African exploration and development work through its wholly-owned direct subsidiary Platinum Group Metals RSA (Pty.) Ltd. (“PTM RSA”). Development of Project 1 is conducted through Maseve Investments 11 (Pty) Ltd. (“Maseve”), a company which at February 28, 2015 was held 82.9% by PTM RSA and 17.1% by Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”), which is in turn owned 100% by Johannesburg Stock Exchange listed Wesizwe Platinum Limited (“Wesizwe”). See “Project 1 and Project 3 – Africa Wide Dilution” below for details regarding the dilution of Africa Wide’s shareholding in Maseve.

The Company is the operator of the Waterberg Projects, consisting of the Waterberg JV Project and the Company’s exploration on prospecting rights on the Waterberg Extension Project. The Company conducts all of its exploration activities at the Waterberg Projects through PTM RSA. As a result of the resource scale and thickness of the Waterberg deposit, exploration activities at the Waterberg Projects have increased in importance in the Company’s business. A pre-feasibility study is in progress on the Waterberg JV Project (approximately 49.9% effective interest of the Company) and exploration drilling continues to define the scale of the deposit on the Waterberg Extension Project (approximately 87% effective interest of the Company).

Project 1 and Project 3, South Africa

During the six months ended February 28, 2015 the Company incurred $85.8 million (February 28, 2014 - $65.3 million) in development, construction, equipment and other costs for Project 1 and did not incur any significant costs on Project 3, located adjacent and to the north of Project 1. In the prior year ended August 31, 2014 total Project 1 development, construction, equipment and other expenditures amounted to $161 million and there were no significant costs incurred on Project 3. At February 28, 2015, the Company carried total deferred acquisition, development, construction, equipment and other costs related to Project 1 of $488 million and another $3.3 million related to Project 3. Of the total deferred costs for Project 1 at February 28, 2015 an amount of Rand 3.8 billion (approximately US$377 million at average exchange rates for the development period) related to Phase 1 and Phase 2 development, construction, equipment and other costs. Africa Wide’s non-controlling interest in Maseve as at February 28, 2015 was recorded at $68 million. Project 1 is estimated to be approximately 78% complete as of February 28, 2015.

A Phase 1 development program at Project 1, consisting of the twin set of north declines and related surface infrastructure, was completed in March 2013 at a total cost of Rand 777.20 million. A further amount of Rand 81.3 million originally planned for Phase 1 relating to electrical services was subsequently incurred, bringing the Phase 1 total cost essentially to budget.

The north decline box cut excavation brings the working area down an access ramp from surface for 128 meters linear and 20 meters vertical to where the north declines enter the underground. From the portal entrance or “collar” the north declines are developed for 1,420 meters linear to where they reach the first infrastructure level at a vertical depth of 225 meters from surface. At the first infrastructure level storage bins for conveyor transfers from various mining blocks at depth are under construction. Conveyors to surface from the first infrastructure level are now well advanced. Other development includes workshops, reef drive take offs, ventilation headings and other ancillary excavations.

From the first infrastructure level the north declines split into two sets of twin break away declines, one developing toward shallower planned mining blocks including block 12 and the other developing toward deeper planned mining blocks including block 11. From the first infrastructure level the declines to block 12 are now developed for 938 meters linear and to a vertical depth of approximately 350 meters from surface (at March 18, 2015). From the first infrastructure level the declines to block 11 are now developed for 1,169 meters linear and to a vertical depth of approximately 413 meters from surface (at March 18, 2015). Multiple cross cuts between declines of 10 meters in length and multiple re-muck bays have also been installed as well as sumps and water management facilities. The declines are expected to reach block 11 for the start of mining development in three to four months’ time.

In addition to the development of primary access declines at the north mine, approximately 1,691 meters (at March 18, 2015) of lateral development and reef drives have also been completed. Two ventilation raise bore shafts have been completed and commissioned. Geotechnical work and preparations for an additional ventilation shaft are complete and ready for a raise bore machine to establish site while preparation work for a fourth ventilation shaft is in progress.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2015

On March 28, 2013, the Merensky Reef (“MR”) was intercepted in the north declines as anticipated in the mine geological model. Underground drives along the strike of the deposit have now advanced on the MR approximate position northward for approximately 826 meters along the reef plane (at March 18, 2015), exposing approximately 313 meters of MR (at March 18, 2015). Raise and diagonal development of 503 meters (at March 18, 2015) has commenced into the mining blocks and continues. Shallow MR mine blocks are exhibiting rolling features where the critical zone of the Bushveld Igneous Complex is in close proximity to the Transvaal Sediment floor rocks. This condition, referred to as an abutment facies of the MR, is common to the shallow portions of the adjacent operating mine. Stock piling of low grade MR development material has begun. Recent surveys measured approximately 100,134 tonnes of low grade material on surface (at March 18, 2015), slightly lower in total than estimated at the end of the first quarter. As development opens areas of MR, evaluation of initial mining blocks is being completed by Company geologists and engineers.

Initial raises on the MR in block 6 and 7 have demonstrated rolls that are estimated to reduce the planned mineable tonnage in this area by approximately 95,000 tonnes. The advanced nature of primary declines towards and into block 12, 11 and 9 provides opportunities to increase development in these areas with the objectives of maintaining production profiles. Flexibility of mining using trackless equipment is part of the overall mine design.

The rate of underground development in the north and south declines continues to be an important factor with respect to future mine start-up dates and production rates. Delays in underground development, stoping rates and planned tonnages may result in delayed start-up of production and may have a negative impact on peak funding and working capital requirements. As development reaches planned mine blocks in the months ahead, increased stoping is scheduled and the successful execution of this stoping will be critical to meeting the planned commencement of production and ramp up.

The south box cut is complete, and underground mining has advanced the material decline for approximately 1,210 meters linear and the conveyor decline for approximately 1,166 meters linear and to a vertical depth of 210 meters from surface (at March 18, 2015). Multiple cross cuts between declines of 10 meters in length and multiple re-muck bays have also been installed as well as sumps and water management facilities. In total over 2,828 meters of access development has now been completed in the South mine.

The south decline Phase 2 development is behind the original planned schedule. The early development of the south declines progressed slower than anticipated due to poor ground conditions in the first 50 meters vertical from surface. Work to deal with these conditions included consolidation support, grouting, void filling and the installation of steel sets. The south declines are now advanced into more competent rock. Development rates are improving and are currently at or near the rates called for in the current schedule.

On June 14, 2013, the Company announced that as a result of the slower development rates in the south decline and delays as a result of safety work stoppages pursuant to section 54 of the the Mine Health and Safety Act (1996) (“MHSA”) issued to Maseve, the targeted start date for first concentrate production would be delayed to mid-2015. As a result of Africa Wide’s decision on October 18, 2013 not to fund an approved cash call by Maseve and the consequent delays in finalization of Project 1 financing, a freeze on the acquisition and procurement of various goods and services was implemented on Project 1 for approximately 12 weeks from late 2013 into 2014. The planned completion of mill construction and first concentrate sales were further postponed to the fourth quarter of calendar 2015. Delays in the ramp-up profile could occur if underground development rates fall behind plan or if mining produces less tonnes or grade than predicted by the geological model, potentially resulting in delayed or reduced revenue from concentrate sales, which would negatively impact peak funding requirements.

The Company and DRA began design work and preparations for the Phase 2 construction of milling, concentrating and tailings facilities in late 2012. Tenders for the primary mill components, mining development and equipment and other project expenditures were adjudicated and all material orders have been placed. Construction is well advanced. The overall budgeted expenditure for the milling, concentrator, tailings storage facilities (“TSF”) and common infrastructure as at February 28, 2015 was Rand 2.57 billion to the fourth quarter of calendar 2015, of which Rand 1.56 billion has been spent to February 28, 2015. Of the Rand 1.01 billion ($107.5 million at February 28, 2015) in budgeted expenditures outstanding, commitments at February 28, 2015 amounted to Rand 0.51 billion ($54.5 million at February 28, 2015). The overall planned expenditure increased in Rand terms from Rand 2.38 billion at the end of the first quarter to 2.57 billion Rand (an increase of 190 million Rand) primarily due to new government regulations requiring a lining for the TSF. See more regarding the TSF and estimated peak funding requirements at “Project 1 - Financial Overview” below.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2015

Phase 2 construction at Project 1 commenced in early January 2013 consisting of an additional twin decline access into the southern portion of the deposit, milling, concentrating and tailings facility and extensive underground development. As of the date of this MD&A, major crusher, mill and concentrator facilities are well advanced. Deliveries for all major components are now complete. Electrical wiring and instrumentation installation is underway. Ancillary servicing for the north decline site, including buildings, piping, cabling, fencing and security, has been completed. Cleaner flotation cells and rougher cells are being assembled and installed. Change houses, workshops and stores facilities are substantially complete. The filter press was installed in February 2015 and its building and infrastructure is nearing completion. Other construction including steel erection, feed ends, chutes, conveyors, crushers and an ore silo are also well advanced.

Ground preparations for the Project 1 TSF commenced in late 2013 on surface rights owned by Maseve. Further work was postponed in mid-2014 due to concerns raised by Royal Bafokeng Platinum Ltd. (“RBPlat”), who own the prospecting rights below the planned TSF site. RBPlat’s primary concern is with regard to the allocation of legal responsibility under the MHSA and associated regulations where Project 1’s surface mining activities overlay the underground areas where RBPlat holds prospecting rights. The Company and RBPlat have now executed an agreement with regard to a path forward and RBPlat has withdrawn their complaints to the regulators. RBPlat and the Company are currently in discussions with the DMR and other regulators to clarify this issue to the benefit of both parties.

To date construction delays on the TSF have not negatively affected the projected date of first production, however at the date of this MD&A the DMR and other regulatory approvals are still outstanding and could potentially delay the planned startup date. See more regarding the TSF at “Project 1 - Financial Overview” below.

Project 1 - Social Development and Responsibilities

Feedback from the public consultation processes for the environmental assessment and Social and Labour Plan development has been constructive and positive. The mine capital development plan includes a significant investment in training through the life of mine, allocated to a social and labour plan to ensure maximum value from the project for all stakeholders, including local residents. Based on interaction with the community, the completion of a skill and needs assessment, and the Company’s training plans, the project is planning for 2,700 jobs with a target of 30% from the local communities. To assist the Company in achieving these goals, the Company has contracted the services of an experienced and professional HR company, Requisite Business Solutions (Pty) Ltd.

Additionally, the Project 1 platinum mine’s financial estimates include an accumulated charge per tonne to create a fund for eventual closure of the mine.

Project 1 - Financial Overview

The Company completed a definitive feasibility study in July 2008 and on November 25, 2009, the Company published an updated feasibility study on Project 1 entitled ‘‘Updated Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)’’ dated November 20, 2009 with an effective date of October 8, 2009 (the “2009 UFS”) for Project 1, which was at that time a portion of the WBJV. Included in each study was a declaration of 4E reserve ounces.

The base case for the mineral reserve estimate and the financial model in the 2009 UFS was calculated using three year trailing metal prices at September 2009, including US$1,343 per ounce platinum, US$322 per ounce palladium, US$4,951 per ounce rhodium, US$807 per ounce gold and an exchange rate of Rand 8 to the U.S. Dollar. The resulting three year trailing basket price for the MR at Project 1 was US$1,185 or Rand 9,480 per 4E ounce.

During 2014 and 2015 there has been significant volatility in the market prices for base metals, gold and other precious metals such as platinum and palladium. The April 1, 2015 closing spot basket price (Kitco) for a Project 1 MR 4E ounce was US$1,049, approximately 11.5% lower than that for the 2009 UFS three year trailing U.S. Dollar base case. The April 1, 2015 U.S. Dollar to Rand exchange rate closed at R11.99 (Reuters) resulting in an April 1, 2015 spot basket price per Project 1 MR 4E ounce of R12,580, a 32.9% increase over the MR 4E ounce three year trailing Rand basket price per the 2009 UFS.

In April 2012, the Company completed a revised cost budget estimate based on post-2009 UFS work. The Company referred to industry sources and Qualified Persons for updated cost information and also applied experience gained during procurement and construction under early project development. The revised peak funding estimate was calculated in Rand and published in April 2012 at approximately US$506 million (at Rand 8 to the U.S. Dollar) for the construction and commissioning of Project 1, representing an escalation of approximately 14% since the 2009 UFS.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2015

An authorization is required to undertake certain water uses as specified in the National Water Act No. 36 of 1998 (the “NWA”). Under this legislation the Company requires an Integrated Water Use License (“IWUL”) for the operation of the TSF, once it is constructed. Application for an IWUL was made to the Department of Water Affairs (the “DWA”) after the Project 1 Mining Right was granted in 2012. In February 2015 the DWA determined that it will require the Company’s TSF to comply with certain norms and standards within the National Environmental Management: Waste Act No. 59 of 2008 (“Waste Act”) regulating the storage, treatment and disposal of waste, among other things, including waste generated by the mining sector. Residue stockpiles and deposits relating to prospecting, mining, exploration or production activities regulated under the MPRDA were previously exempt from the Waste Act. In particular the DWA will require that the TSF construction include a vinyl liner in addition to a standard compact clay liner. The Company anticipates that the acquisition and installation of this additional liner will add approximately Rand 190 million to the cost of the TSF. The Company plans to build the TSF in a sequential fashion, thereby pushing approximately Rand 90 million of this additional cost beyond peak funding and into a time period when Project 1 is expected to generate free cash flow.

Since 2012 operating costs have continued to escalate in Rand terms. As a result of increases in the estimated cost of construction, and due to new regulations requiring the installation of a vinyl liner for the TSF as described above, peak funding is currently estimated to have increased from US$506 million to approximately US$514 million. Cost escalations in Rand terms have been generally offset by a weaker Rand, thereby mitigating to some extent peak funding impacts in Dollar terms.

The escalation of costs, metal price volatility, production ramp-up timing and Rand volatility are all material risk factors for the commercial viability of Project 1. Lower metal prices, delays in production ramp up or a stronger South African Rand could all result in requirements for further financing being required. Ongoing development work on block 12, 11, 10 and 9 in the Company mine plan are critical to the underground mining plans and ramp up profile of production. Delays in production ramp up would have material impacts on peak funding.

In June 2014, the Association of Mineworkers and Construction Union (“AMCU”) accepted a negotiated wage settlement to end a five month long strike affecting a significant proportion of the platinum industry. The wage increases agreed to by the major producers will increase labour costs for Project 1 as mining contractors renew certain labour agreements into 2015. Although the Company is encouraged by the current Rand/U.S. Dollar rate, which is better than the base case assumption of 8:1, increasing wages may have a material negative influence on the Company.

On September 5, 2012, Maseve received notice from Rustenburg Platinum Mines Ltd. (“RPM”), a wholly owned subsidiary of Anglo American Platinum Limited (“Amplats”), regarding RPM’s exercise of its 60-day right of first refusal to enter into an agreement with Maseve on terms equivalent to indicative terms agreed to by Maseve with another commercial off-taker for the sale of concentrate produced from Project 1 and Project 3. Formal legal off-take agreements were executed in April 2013 based on the third party indicative terms. The terms of the executed off-take agreement with RPM are not materially different than those modeled in the 2009 UFS. All funding provided by PTM RSA to Maseve for development and construction at Project 1 since a second cash call to Africa Wide dated March 3, 2014 has been, and is planned to be, provided by way of an intercompany loan. On February 18, 2015 the board of directors of Maseve unanimously resolved that as of that date forward outstanding loan amounts due from Maseve to PTM RSA will accrue and pay interest at a rate of the Johannesburg Interbank Average Rate(“JIBAR”) plus 3% (approximately 9.1% per annum as at February 28, 2015). At February 28, 2015 Maseve owed PTM RSA approximately Rand 769 million ($82.4 million). All amounts due to PTM RSA are planned to be repaid by Maseve before any distribution of dividends to shareholders.

At February 28, 2015, approximately Rand 3.8 billion (US$377 million at average exchange rates during the development period) has been invested in Phase 1 and Phase 2 development assets and construction in progress (including mining equipment and excluding land or non-mining related buildings). Project 1 is estimated to be approximately 78% complete as of February 28, 2015.

As construction continues at Project 1, the Company continues to see escalation in Rand terms for some costs including underground mining costs, labour, power and certain supplies. These escalations are consistent with those seen in the South African mining industry in general over recent years. Major service contracts and equipment purchase contracts are collectively in keeping with previous cost estimates plus industry escalation. The Company’s original cost estimates were modelled at 8 Rand to the U.S. Dollar. With the Rand currently weakening relative to the U.S. Dollar, these cost escalations are substantially offset in dollar terms. Diesel and other petroleum products, however, are marked to U.S. Dollar prices and a weakening Rand has the effect of raising Rand-based fuel costs, while recent decreases in the global price of oil has partially offset such increases.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2015

The Company notes that either weakening metal prices or a stronger Rand would each have a negative effect on peak funding estimates for Project 1. Delays in underground development or delays in delivery of ore tonnage to surface stockpiles would also have a negative effect on peak funding requirements. The escalation of costs, metal price volatility, completion of surface infrastructure, advancement of underground mining, production ramp-up timing and Rand volatility are all material risk factors for Project 1 which could result in the Company breaching one or more covenants with regard to its planned drawdown of a Senior Secured Loan Facility with a syndicate of lenders led by Sprott Resource Lending Partnership, resulting in either an inability to draw down the principal amount, or resulting in default if principal has been drawn down. See item F) “Liquidity and Capital Resources” below.

Project 1 and Project 3 - Africa Wide Dilution

On October 18, 2013, Africa Wide informed the Company that it would not be funding its approximate US$21.8 million share of a unanimously approved project budget and cash call for Project 1. On March 3, 2014, Africa Wide informed the Company that it would not be funding its US$21.52 million share of a second unanimously approved cash call. As a result the Company entered into arbitration proceedings against Africa Wide in accordance with the terms of the Maseve shareholders agreement (the “Maseve Shareholders Agreement”) to determine Africa Wide’s diluted interest in Maseve, and therefore Project 1 and Project 3, On August 20, 2014, an arbitrator ruled in the Company’s favour on all matters and Africa Wide’s shareholding in Maseve was reduced to 21.2766% based on the first missed cash call. As a result of missing the second cash call, Africa Wide’s ownership was further diluted to approximately 17.1% and the Company’s ownership was increased to approximately 82.9%.

Legislation and regulation in South Africa require a 26% equity interest by a Black Economic Empowerment (“BEE”) entity in order to maintain a Mining Right in good standing. Because Africa Wide is the Company’s BEE partner for Project 1, the Company advised the DMR on October 19, 2013 of Africa Wide’s decision to not fund the first cash call and the resulting dilution implications. On October 24, 2013, the DMR provided the Company with a letter stating that it will apply the provisions of the Mineral and Petroleum Resources Development Act, 28 of 2002 (“MPRDA”) to any administrative processes or decisions to be conducted or taken within a reasonable time and in accordance with the principles of lawfulness, reasonableness and procedural fairness in giving the Company the opportunity to remedy the effect of Africa Wide’s dilution. The Company is currently working on alternatives to achieve new, third party, qualified BEE investment into Maseve. The Company is also considering Mnombo as the BEE entity for such a transaction. The Company currently owns 49.9% of the issued and outstanding shares of Mnombo. Mnombo acts as the Company’s BEE partner in respect of the Waterberg Projects. Under the terms of the Maseve Shareholders Agreement, if Maseve is instructed by the DMR to increase its BEE ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide.

Project 1 - Labour Relations

The gold and platinum mining industries in South Africa have recently witnessed significant labour unrest and demands for higher wages by certain labour groups. Both legal and illegal or “unprotected” strikes have occurred at several mines since the beginning of August 2012. In June 2014, the AMCU accepted a negotiated wage settlement to end a five month long strike affecting a significant proportion of the platinum industry. To date, the Company has seen no adverse labour action on its site at Project 1.

The Company has worked closely for several years with local communities and human resource specialists Requisite Business Solutions (Pty) Ltd. in order to create a database of local persons interested in work at Project 1, including their skill and experience details. The Company has set a target of 30% local employment for the mine, including persons under the employ of contractors. As at February 28, 2015 approximately 19% of the onsite workforce of approximately 1,844 people was comprised of local persons from surrounding communities.

The primary union at the Project 1 platinum mine representing the workers of JIC, the project’s underground mining contractor, is the National Union of Mineworkers (“NUM”). The Company maintains an active dialogue with JIC, NUM and its own employees. JIC agreed to terms with NUM for a labour contract at Project 1 for a two-year period ending September 2015. In the future, should higher salaries and wages occur across the industry, the Company will likely be required to comply with higher pay bands and the resulting increase in the cost of labour.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2015

Projects 1 and 3 - Mineral Resources and Reserves

The Company provided a statement of mineral reserves for Project 1 in the 2009 UFS and an updated statement of mineral resources for Project 1 in a NI 43-101 technical report dated November 20, 2009 entitled “An Independent Technical Report on Project Areas 1 and 1A of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 1 Report”). An updated NI 43-101 technical report dated August 31, 2010 entitled “Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 3 Report”) was later filed with respect to Project 3. Project 1 hosts an estimated 2.801 million measured four element or “4E” ounces of platinum, palladium, rhodium and gold (14.067 million tonnes @ 6.19 grams/tonne (“g/t”)), 5.361 million indicated 4E ounces (30.392 million tonnes @ 5.49 g/t) and 0.047 million inferred 4E ounces (0.176 million tonnes @ 8.33 g/t). Project 3 hosts an estimated 1.939 million indicated 4E ounces (11.104 million tonnes @ 5.43 g/t) and 0.076 million inferred 4E ounces (0.443 million tonnes @ 1.47 g/t). Of the mineral resources stated above for Project 1, there are 1.756 million 4E ounces (11.764 million tonnes @ 4.64 g/t) categorized as proven mineral reserves and 2.91 million 4E ounces (19.782 million tonnes @ 4.57 g/t) categorized as probable mineral reserves. Mineral reserves and mineral resources reported above are from combined Merensky and UG2 reef tonnes. Additional information regarding grades, prill splits, sampling, reserve and resource calculations and risk factors can be found in the technical reports described above as filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Underground development and surface drilling completed since the resource assessment referenced above may result in changes in the forgoing resources and reserves.

Mineral reserves are a sub-set of measured and indicated mineral resources included in the 2009 UFS and take into account mining factors and are not in addition to the mineral resources.

Cautionary Note to U.S. Investors with respect to the information above: Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Projects 1 and 3 - History of Acquisition

On October 26, 2004, the Company entered into a joint venture agreement (the “WBJV Agreement”) forming the WBJV among the Company (a 37% interest held through PTM RSA), Amplats (a 37% interest held through its subsidiary, RPM) and Africa Wide (a 26% interest held directly) in relation to a platinum exploration and development project on the Western Bushveld Complex of South Africa. Africa Wide was subsequently acquired by Wesizwe in September 2007. PTM RSA was the operator of the joint venture.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2015

On December 8, 2008, the Company entered into certain agreements to consolidate and rationalize the ownership of the WBJV (the ‘‘Consolidation Transaction’’). On April 22, 2010, the Consolidation Transaction was completed and the WBJV dissolved. On April 22, 2010, the Company also paid the equalization amount due under the WBJV Agreement to Amplats of Rand 186.28 million (approximately $24.83 million at the time).

Following the Consolidation Transaction, the Company held a 54.75% interest in Maseve and Wesizwe held a 45.25% initial interest in Maseve.

In connection with the Consolidation Transaction, RPM obtained a 60-day right of first refusal on the sale of ore or concentrate produced from Project 1, Project 2 and Project 3, which RPM later exercised with regard to Projects 1 and 3 on September 5, 2012.

Under the terms of the Consolidation Transaction, the Company subscribed for a further 19.25% interest in Maseve, from treasury, in exchange for Rand 408.81 million (approximately $59 million at the time), thereby increasing its effective shareholding in Maseve to 74%. The subscription funds were placed in escrow for application towards Africa Wide’s 26% share of expenditures for Projects 1 and 3. By mid-November 2013, the escrowed Maseve funds were fully depleted.

Waterberg JV Project, South Africa

The Company is the operator of the Waterberg JV Project with joint venture partners JOGMEC and Mnombo. The Waterberg JV Project is comprised of a contiguous granted prospecting right area of approximately 255 km2 located on the Northern Limb of the Bushveld Complex, approximately 70 km north of the town of Mokopane (formerly Potgietersrus). In October 2009, PTM RSA, Mnombo and JOGMEC entered into an agreement (as amended, the “JOGMEC Agreement”) whereby JOGMEC could earn up to a 37% participating interest in the project for an optional work commitment of US$3.2 million over four years. At the same time, Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis (US$1.12 million). In April 2012, JOGMEC completed its US$3.2 million earn-in requirement to earn a 37% interest in the Waterberg JV Project. Following JOGMEC’s earn-in, the Company funded Mnombo’s 26% share of costs for US$1.12 million until the earn-in phase of the joint venture ended in May 2012. PTM RSA holds the prospecting rights filed with the DMR for the Waterberg JV Project, and Mnombo is identified as the Company’s BEE partner. Pursuant to the JOGMEC Agreement, interests in the Waterberg JV Project are held 37% by the Company, 37% by JOGMEC and 26% by Mnombo. As a result of the Company’s 49.9% ownership interest in Mnombo, the Company has an effective interest in the Waterberg JV Project of approximately 50%.

On February 14, 2014, the Company announced the completion of a preliminary economic assessment on the Waterberg JV Project. On March 13, 2014, the Company filed the associated NI 43-101 technical report entitled ‘‘The Preliminary Economic Assessment on Waterberg Joint Venture Project, Limpopo Province, South Africa (23°22’01’’ south latitude and 28°49’42’’ east longitude)’’ dated effective February 14, 2014 (the ‘‘PEA’’).

On June 12, 2014, the Company announced an increase in the inferred mineral resource estimate at the Waterberg JV Project and an initial estimated inferred mineral resource at the Waterberg Extension Project. As a result of the increase in estimated inferred mineral resources, the PEA is outdated and no longer valid. Accordingly, neither the PEA nor the material change report of the Company dated February 14, 2014 should be relied upon.

In July 2014, the Company awarded the independent Qualified Person role for the pre-feasibility study to DRA Mineral Projects (Pty) Ltd. The pre-feasibility study is anticipated to be completed in mid-2015.

In July 2014, the Company published the related technical report titled “Revised and Updated Mineral Resource Estimate for the Waterberg Joint Venture and the Waterberg Extension Projects, South Africa”, dated effective June 12, 2014 in support of the new resource estimate. In November 2014, following the announcement of additional drilling results, the Company published a further updated technical report with the same title, dated effective October 21, 2014. And finally, on December 16, 2014 the Company filed an “Amended and Restated Technical Report for the Update on Exploration Drilling at the Waterberg Joint Venture and Waterberg Extension Projects, South Africa” with an Exploration Drilling Update Effective October 21, 2014 and a Mineral Resource Estimate Effective June 12, 2014 (the “Updated Waterberg Report”). The current technical report for the Waterberg Projects is the Updated Waterberg Report.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2015

Waterberg JV Project - Activities in the period ended February 28, 2015

During calendar 2014, the Company had up to 24 drill rigs in operation on the Waterberg JV Project. At December 31, 2014 the planned drilling campaign was complete. Subsequent to the boreholes used for the June 12, 2014 mineral resource estimate an additional 53,684 meters in 56 exploration boreholes and 58 deflections were completed on the Waterberg JV Project. The primary objective of this drilling was to convert resource ounces from the inferred to the indicated confidence category. As at February 28, 2015 a total of approximately 197,699 meters have been drilled on the Waterberg JV Project in 182 diamond drill boreholes with 308 deflections. Further drilling in 2015 is being planned. Primary work on the Waterberg JV Project currently consists of resource modelling, metallurgical work and engineering for a prefeasibility study planned for completion in mid-2015. A resource estimate update is planned for mid-2015 in advance of the prefeasibility study.

To date, the Company has funded the Company and Mnombo’s combined 63% share of the work on the Waterberg JV Project with the remaining 37% funded by JOGMEC. A budget to April 30, 2015 of US$9.57 million was approved effective May 2014 to provide for sufficient engineering work and drilling work to allow completion of the pre-feasibility study of the Waterberg JV Project. This budget amount was revised in early March of 2015 to US$10.52 million. A budget for post March 31, 2015 is currently in planning between the joint venture parties.

Waterberg JV Project and Waterberg Extension Project - Mineral Resources

The mineral resources reported in the Updated Waterberg Report are located within the Waterberg JV Project and in the southern portion of the Waterberg Extension Project and were estimated using 138 boreholes and a total of 363 reef pierce points, including deflections. Each borehole was examined for completeness in respect of data (geology, sampling, collar) and sample recovery prior to inclusion in the estimate. Total exploration drilling completed as of June 2014 consisted of 141 boreholes and a total of 423 pierce points, of which 346 were in the Joint Venture area and 77 were in the Extension area. See “Waterberg JV Project - Activities in the period ended February 28, 2015” above and “Waterberg Extension Project - Activities in the period ended February 28, 2015” below for drilling details post June 2014.

The June 12, 2014 mineral resource estimate declared inferred resources for the T- and F - Zone mineralization on the property Ketting 368LR and Goedetrouw 366LR of the Waterberg JV Project and Early Dawn 361LR of the Waterberg Extension Project. Borehole data from holes drilled by PTM RSA consisting of geological logs, borehole collars, downhole surveys and assay data formed the basis of the most recent resource estimate. The area where the T- and F - Zone mineralization is present was delineated after examination of the intersections in the various boreholes.

The borehole data was used to define the characteristics of the various layers based on their geochemical signatures. A validation procedure was undertaken on the core with the intention of finding diagnostic features to identify the layers directly from the core. This was successfully achieved for the T - Zone. However, due to pervasive alteration, this proved difficult for the F - Zone. For estimation of the mineral resources modelling of the mineralization within the F - Zone was based on its stratigraphic position at the base of the magmatic sequence and on geochemical data.

The June 12, 2014 mineral resource is classified as an inferred mineral resource. The data is of sufficient quality and the geological understanding and interpretation are considered appropriate for this level of mineral resource classification.

Two areas were defined where geological losses of 25% and 12.5% were applied. These were based primarily on the spacing of surface boreholes and on the knowledge of this type of deposit. The geological losses are made up of areas where the zones may be absent due to faults, dykes and mafic/ultramafic pegmatites.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2015

Table 1.6_1 Waterberg Project- 100% Basis Mineral Resource Estimate (SAMREC Code(1) ) (12 June 2014)
	Strati- graphic Thickness (m)	Tonnage Mt	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	PGE+Au (g/t)	Pt:Pd:Rh:Au	PGE+Au (koz)	Cu (%)	Ni (%)	Cu (Mlbs)	Ni (Mlbs)
T1 (Cut-off=2g/t)(2)	2.44	10.49	1.02	1.52		0.47	3.01	34:50:0:16	1,015	0.17	0.10	40	23
T2	3.87	43.57	1.14	1.99		0.82	3.95	29:50:0:21	5,540	0.17	0.09	167	90
T Total	3.60	54.06	1.12	1.90		0.75	3.77	30:50:0:20	6,555	0.17	0.10	207	114
F (Cut-off=2g/t)(2)	2.75-60	232.82	0.90	1.93	0.05	0.14	3.01	30:64:2:4	22,529	0.08	0.19	409	994
Total		286.88	0.94	1.92	0.04	0.25	3.15	30:61:1:8	29,084	0.10	0.18	617	1,107
Content (koz)			8,652	17,741	341	2,350			kt	280	502
Waterberg Project- (JV) 100% Basis
	Strati- graphic Thickness (m)	Tonnage Mt	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	PGE+Au (g/t)	Pt:Pd:Rh:Au	PGE+Au (koz)	Cu (%)	Ni (%)	Cu (Mlbs)	Ni (Mlbs)
T1 (Cut-off=2g/t)(2)	2.44	10.49	1.02	1.52		0.47	3.01	34:50:0:16	1,015	0.17	0.10	40	23
T2	3.87	43.57	1.14	1.99		0.82	3.95	29:50:0:21	5,540	0.17	0.09	167	90
T Total	3.60	54.06	1.12	1.90		0.75	3.77	30:50:0:20	6,555	0.17	0.10	207	114
F (Cut-off=2g/t)(2)	2.75-60	164.58	0.88	1.91	0.05	0.13	2.97	30:64:2:4	15,713	0.07	0.18	247	649
Total		218.64	0.94	1.91	0.03	0.29	3.17	30:60:1:9	22,268	0.09	0.16	455	763
Content (koz)			6,605	13,407	239	2,018			kt	207	346
Waterberg Project- (Ext) 100% Basis
	Strati- graphic Thickness (m)	Tonnage Mt	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	PGE+Au (g/t)	Pt:Pd:Rh:Au	PGE+Au (koz)	Cu (%)	Ni (%)	Cu (Mlbs)	Ni (Mlbs)
F (Cut-off=2g/t)(2)	2.75-60	68.04	0.93	1.98	0.05	0.15	3.11	30:64:2:4	6,802	0.11	0.23	162	344
Total		68.04	0.93	1.98	0.05	0.15	3.11	30:64:2:4	6,802	0.11	0.23	162	344
Content (koz)			2,043	4,325	102	331			kt	73	156

(1)

South African Code for the Reporting of Mineral Resources and Mineral Reserves (the “SAMREC Code”) The Canadian Securities Administrators have included the SAMREC Code as an acceptable foreign code for reporting of mineral reserves and mineral resources. Issuers incorporated in Canada but with properties outside of Canada may report on mineral reserve and mineral resource categories as set out in NI 43-101 under the SAMREC Code.

(2)

The T-Zone cut-off is reported as 2PGE+Au and the F – Zone cut-off is reported as 3PGE+Au grade. Individual numbers may not add up due to rounding. A marginal cut-off of 0.01 g/t was used for the entire T zone, including the T2 zone. The material mineral pricing, costs and calculations used to determine the cut-off grade for each zone in the Waterberg Projects’ inferred mineral resource were as follows; US$1,586 per ounce platinum; US$701 per ounce palladium; US$1,549 per ounce gold; US$7,886 per tonne copper; and US$18,404 per tonne nickel; exchange rate of 10 Rand = US$1.00; a cost of US$ 70 per tonne was used for cut-off.

Compared to the previous mineral resource estimate (Effective Date: 2 September 2013) there has been a significant increase in inferred mineral resource to the June 12, 2014 resource estimate. This is primarily due to extension of the mineral resource further north and to a depth of 1,250m from a previous 1,000m depth cut-off. The delineation of the F - Zone has also been advanced due to better understanding of the geology.

Mineral resources which are not mineral reserves have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2015

The drilling, sampling and analytical aspects of the Waterberg Projects have been undertaken to industry standards. PTM RSA have instituted a complete QA/QC programme including the insertion of blanks and certified reference materials as well as referee analyses. The data is considered to be reliable and suitable for mineral resource estimation.

The quantity and grade of reported inferred mineral resources in this estimate are conceptual in nature. There is no guarantee that all or any part of the mineral resource will be converted to a mineral reserve. In considering the resource parameters, the findings of the PEA were considered.

The independent Qualified Persons responsible for the mineral resource estimate with an effective date of June 12, 2014 in the Updated Waterberg Report and summarized in Table 1.6 _1 are Kenneth Lomberg and Alan Goldschmidt.

Kenneth Lomberg, a geologist with some 29 years’ experience in mine and exploration geology, resource and reserve estimation and project management in the minerals industry (especially platinum and gold). He is a practicing geologist registered with the South African Council for Natural Scientific Professions (Pr.Sci.Nat.) and is “independent” of the Company, as that term is defined in Section 1.5 of NI 43-101.

Alan Goldschmidt is a geologist with some 29 years’ experience in minerals industry. He has been primarily involved with geological block models and geostatistical resource estimation. He is a practicing geologist registered with the South African Council for Natural Scientific Professions (Pr.Sci.Nat.) and is “independent” of the Company, as that term is defined in Section 1.5 of NI 43-101.

Waterberg JV Project - History of Acquisition

PTM RSA applied for the original 137 km2 prospecting right for the Waterberg JV Project area in 2009 and in September 2009 the DMR granted PTM RSA a prospecting right until September 1, 2012 for the requested area. Application for the renewal of this prospecting right for a further three years has been made. Under the MPRDA, the prospecting right remains valid pending the grant of the renewal.

In October 2009, PTM RSA, JOGMEC and Mnombo entered into the JOGMEC Agreement, whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Project for an optional work commitment of US$3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis (US$1.12 million).

On November 7, 2011, the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and an agreement that the Company would pay for Mnombo's 26% share of costs on the Waterberg Joint Venture until the completion of a feasibility study. When combined with the Company's 37% direct interest pursuant to the JOGMEC Agreement, the 12.974% indirect interest acquired through Mnombo brings the Company's effective interest in the Waterberg JV Project to 49.974%.

To the Company’s knowledge, Mnombo remains over 50% held for the benefit of historically disadvantaged persons or historically disadvantaged South Africans (“HDSAs”), as defined respectively by the MPRDA and the Amendment of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2010 ("Mining Charter") and is a qualified BEE corporation under the Broad-Based Black Economic Empowerment Act, 2003 (the “BEE Act”).

In April 2012, JOGMEC completed its US$3.2 million earn in requirement to earn a 37% interest in the Waterberg JV Project. Following JOGMEC’s earn-in the Company funded Mnombo’s 26% share of costs for US$1.12 million and the earn-in phase of the joint venture ended in May 2012.

During 2012, the Company made application to the DMR to acquire three additional prospecting rights adjacent to the west (one prospecting right for 39km2), north (one prospecting right for 63km2) and east (one prospecting right for 16km2) of the existing Waterberg JV Project. The farm to the east was added to the existing prospecting right by way of a section 102 legal amendment in January 2013. The farms to the west and north were granted October of 2013. These two prospecting rights are valid until October 1, 2018 and may each be renewed for a further period of three years thereafter. The three new prospecting rights cover a total area of 118km2, bringing the total combined area in the joint venture with JOGMEC and Mnombo to 255km2.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2015

Under the terms of the JOGMEC Agreement, any mineral products derived by the joint venture from the property are to be taken by each participant in proportion to its then participating interest in the joint venture. Provided JOGMEC or its nominee holds at least a 30% interest in the Waterberg JV Project, JOGMEC or its nominee has the exclusive right to direct the marketing of the mineral products of the other participants for a 10-year period from first commercial production on an equivalent to commercially competitive arm’s length basis and has the first right of refusal to purchase at prevailing market prices any mineral products taken by another participant as its share of joint venture output.

The Company has not yet secured adequate surface rights for the Waterberg Projects and should a decision to mine on either project area be taken, the Company would need to secure a suitable location by purchase or long-term lease of surface rights to establish the surface facilities necessary to mine and process, including processing plants and tailings facilities.

Waterberg Extension Project

The Waterberg Extension Project comprises contiguous granted and applied-for prospecting rights with a combined area of approximately 864 km2 adjacent and to the north of the Waterberg JV Project. Two of the prospecting rights were executed on October 2, 2013 and each is valid for a period of five years, expiring on October 1, 2018. The third prospecting right was executed on October 23, 2013 and is valid for a period of five years, expiring on October 22, 2018. The Company has made an application under section 102 of the MPRDA to the DMR to increase the size of one of the granted prospecting rights by 44 km2. The Company has the exclusive right to apply for renewals of the prospecting rights for periods not exceeding three years each and the exclusive right to apply for a mining right over these prospecting right areas. Applications for a fourth and a fifth prospecting right covering 331 km2 were accepted for filing with the DMR on February 7, 2012 for a period of five years. These applications, which are not directly on the trend of the primary exploration target, are in process with the DMR. No work has been completed to date on the areas covered by the fourth and fifth prospecting rights pending their formal grant by the DMR. The Company currently owns no surface rights in the area of the Waterberg Extension Project.

PTM RSA holds the prospecting rights filed with the DMR for the Waterberg Extension Project, and Mnombo is identified as the Company’s BEE partner. The Company holds a direct 74% interest and Mnombo holds a 26% interest in the Waterberg Extension Project, leaving the Company with an approximately 86.974% effective interest by way of the Company’s approximately 49.9% shareholding in Mnombo. The Company and Mnombo are negotiating a formal joint venture agreement to govern the participating rights in and obligations towards the Waterberg Extension Project. The Company is currently carrying Mnombo’s 26% share of ongoing costs on the Waterberg Extension Project.

Waterberg Extension Project - Activities in the period ended February 28, 2015

Exploration work on the Waterberg Extension Project did not begin in a material way until late 2013. To date, the Company has funded all of the work on the Waterberg Extension Project. Subsequent to the boreholes used for the June 12, 2014 mineral resource estimate an additional 17,775 meters in 12 exploration boreholes and 26 deflections have been completed on the Waterberg Extension Project. The primary objective of this drilling was to achieve resource definition in areas of known mineralization and to increase the area of known mineralization. As at February 28, 2015 a total of approximately 49 diamond drill boreholes with 70 deflections have been completed on the Waterberg Extension Project, for a total of 51,004 meters of drilling. Of these boreholes, 39 were completed on the farms Early Dawn and Goedetrouw portion 1, which are immediately adjacent and on strike to the north of the know deposit located on the Waterberg JV Project area.

As of December 31, 2014 the planned drilling program on the Waterberg Extension Project was completed. Including drilling contractors under the Company’s supervision, approximately 220 people were involved in the activities at the Waterberg JV Project and Waterberg Extension Project during calendar 2014.

Exploration during calendar 2015 on the Waterberg Extension property has continued with one rig drilling one step out hole along strike about 3.4 km to the north of the known deposit area at approximately a 1.5 km interval from earlier step out hole WE046 (see more detail below) completed in late 2014. The target zones were intercepted and assay results are pending.

Based on a reinterpretation of airborne gravity surveys and taking the latest drill hole results into consideration, additional drilling northward along strike in 2015 is planned.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2015

As part of the results of its calendar 2014 drilling program the Company announced on October 21, 2014 that a new T Zone intersection in hole WE048 on the Waterberg Extension Project returned a 2.9 meter intercept of 3.12 g/t 3E (0.88 g/t platinum, 2.10 g/t palladium and 0.14 g/t gold). This intersection confirmed the extension of the T Zone towards the north.

On December 5, 2014 the Company announced that a new high grade intercept on the Waterberg Extension had confirmed the extension of the F Zone, 1.9 kilometers north of the known Waterberg deposit. Hole WE046 D1 returned assays of 6.03 g/t 3E over 4.52 meters (4.15 g/t palladium, 1.46 g/t platinum and 0.42 g/t gold) from 1484.48 to 1489.00 meters. This step-out intercept is significant because it establishes the open potential along strike on the Waterberg Extension property. If a broader zone is considered in this intercept, the average grade is 3.13 g/t 3E over 11.35 meters (0.78 g/t platinum, 2.13 g/t palladium, 0.22 g/t gold). The true thickness of the 3.13 g/t 3E intercept is estimated at 8.94 meters and the true thickness of the 6.03 g/t 3E intercept is estimated at 3.56 meters. At a thickness of greater than 3 meters, the target deposit is modelled utilizing an efficient fully mechanized mining approach. The F Zone can be drilled up-dip and eastward from this position for over 1 kilometer towards the shallow edge of the zone estimated to be approximately 250 to 300 meters from surface in this area. The extent of the F-zone in the area of WE-046 now remains open in all directions.

NON-MATERIAL MINERAL PROPERTY INTERESTS

Other non-material mineral property interests of the Company include the War Springs and Tweespalk projects located in South Africa and the Company’s various mineral property interests in Ontario, Canada and Northwest Territories, Canada. These non-material property interests are not, individually or collectively, material to the Company and are described below.

War Springs and Tweespalk Properties, South Africa

From 2005 to 2012 the Company explored its War Springs and Tweespalk projects, located on the Northern Limb of the Bushveld Complex in South Africa. From 2009 to 2012 JOGMEC was a funding partner to a joint venture covering the War Springs project. The War Springs property covers 22km2 and is located 24km south of the Amplats open pit Mogalakwena Mine along the same “Platreef” section of the Bushveld Complex. Exploration consisted of diamond drilling, geophysical surveys and ground prospecting. In March 2008, the Company reported an inferred resource on a 100% basis of 1.676 million ounces 2PGE+Au at a grade of 1.11 g/t (0.25 g/t Pt, 0.78 g/t Pd 0.07 g/t Au), with a minor credit for copper and nickel. See “Cautionary Note to U.S. Investors”. Additional information regarding grade, prill splits, sampling and resource calculations can be found in an NI 43-101 technical report dated June 18, 2009 entitled “Revised Inferred Mineral Resource Declaration War Springs (Oorlogsfontein 45K2), Northern Limb Platinum Property, Limpopo Province, Republic of South Africa” filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Subject to vendor payments due upon a decision to mine, the Company holds a 70% interest in the War Springs project and Africa Wide and Taung Platinum Exploration (Pty) Ltd. (“Taung Platinum”) each hold a 15% interest carried to feasibility study. Taung Platinum is an affiliated company of Moepi Platinum (Pty) Ltd., a BEE partner to Platmin Ltd. in South Africa.

As a result of the limited recent and planned investment by the Company on the War Springs and Tweespalk properties, the Company has fully written down these properties, but will continue to hold the two properties going forward if practical.

Canadian Properties

Mineral property acquisition and exploration costs deferred during the period ended February 28, 2015 on projects in Canada totalled $0.3 million (February 28, 2014- $0.2 million).

Newfoundland and Labrador

Since August 2013 the company has secured prospecting claims totaling 727km2 in southwestern Labrador within a newly emerging Cu-Ni-PGE exploration area. Located 140km SSE of Churchill Falls, Labrador, the Mealy and Atikonak Projects cover a Paleoproterezoic aged layered mafic intrusive suite of rocks that host primary sulphide Cu-Ni-PGE mineralization on an adjacent third party property within the same intrusive suite.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2015

Rights to acquire between a 71% and 100% interest in three claim areas covering approximately 633 km2 were acquired from August 2, 2013 to January 23, 2014 for signing payments totaling $0.13 million and work commitments over four years totaling $3.2 million over four years.

In addition to the optioned ground at the Mealy Project, the Company also staked the 45km2 Atikonak Property in 2013 and an additional 49km2 of ground contiguous to optioned ground as part of the Mealy Project. Total acquisition cost of the staking to date is $0.23 million.

To date compilation of available public data has been completed and a re-analysis of original government lake bottom sediment sample pulps for platinum and palladium has been completed. During the period ended February 28, 2015 $0.3 million in exploration was completed at the Mealy Project. During the period, the Company has completed a 2950 line km airborne Electromagnetic (“EM”) and Magentics survey over the project area.

Thunder Bay and Sudbury, Ontario

The Company maintains a mineral rights position in the Lac Des Iles area north of Thunder Bay, Ontario. The Shelby Lake Property consists of 20 claims totalling 38.56 km2 that includes the Company’s core long term holdings in the Lac Des Iles area consisting of the 8 claim Shelby Lake and South Legris properties. On April 23, 2014 the Company entered into an option to purchase agreement with Lac des Iles Mines Ltd. (“LDI”) (a 100% owned subsidiary of North American Palladium Ltd.) whereby LDI can earn a 100% undivided interest in the Shelby Lake Property by completing $0.40 million in exploration expenditures over a 3 year period, with an initial cash payment to the Company of $0.25 million. The Company will retain a 1% net smelter royalty (“NSR”) royalty once LDI has completed the option earn-in.

Providence, Northwest Territories

In September 2011, the Company purchased the Providence Copper-Nickel-Cobalt-Platinum Group Metals (“Cu-Ni-Co-PGM”) property from Arctic Star Exploration Corp. (“Arctic Star”) for a payment of $0.50 million and a 1.0% NSR royalty. During the prior year the core 11 (eleven) of the 13 original claims have been converted to lease and annual rent payments of $0.28 million (due June 30 annually) have been made. Total acquisition costs to date are $0.134 million.

During the period ended February 28, 2015, no exploration costs were incurred on the Company’s Providence property. The Company has an active land use permit to conduct exploration on the property and maintain a camp. Since acquisition, the Company has completed a total of 3,150 meters of diamond drilling in 14 holes. Work on the property commenced in March 2012 while a step out drill program to further define the extents of known Cu-Ni-Co-PGM mineralized zone was completed by August 2012.

Ni-Cu-Co-PGM grade values are consistent with near surface (maximum 115 meter vertical depth) massive sulphide intercepts by previous operators and the mineralization remains open at depth. No mineral reserves or mineral resources have been established on any of the properties. Currently the company is assessing exploration results to date and no exploration on this project is planned for 2015.

3.             DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A)             Results of Operations

Six Months Ended February 28, 2015

For the six months ended February 28, 2015, the Company had a net loss of $1.3 million (February 28, 2014 – net loss of $3.3 million). The net loss for the six months ended February 28, 2015 was lower than in the comparative period due to the Company recording a foreign exchange gain of $8.9 million, which was partially offset by other assets of $4.2 million being written off and financing and termination fees of $2.0 million being recognized in the current period. Both expenses were related to fees incurred for the discontinued project loan facility and unit offering. The foreign exchange gain of $8.9 million (February 28, 2015 – gain of $0.75 million) was due to the stronger U.S. Dollar during the period when the Company held a significant proportion of its cash on hand in U.S. Dollars. General and administrative expenses totaled $4.8 million (February 28, 2014 - $4.5 million), with the increase due to greater project related activity in the Company during the period.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2015

Comprehensive income for the period was $24.6 million (February 28, 2014 –$1.2 million loss) with the results in the current period being largely affected by the Company’s South African subsidiaries being converted at a stronger Rand exchange rate to their Canadian Dollar value at the end of the period relative to the start of the period.

Finance income earned in the period ended February 28, 2015 totaled $2.3 million as compared to $2.7 million in the comparative period in the prior year.

Three Months Ended February 28, 2015

For the quarter ended February 28, 2015, the Company had net income of $4.3 million (February 28, 2014 – net loss of $3.74 million). This difference is due to a foreign exchange gain of $7.9 million recognized in the current quarter. This foreign exchange gain was due to the stronger U.S. Dollar during the quarter when the Company held a significant proportion of its cash on hand in U.S. Dollars. General and administrative expenses totaled $3 million (February 28, 2014 - $3.1 million). Stock compensation expense totaled $1.4 million (February 28, 2014 - $2.2 million). Comprehensive income for the period was $27.3 million (February 28, 2014 –$4.6 million loss) with the large difference being due to the increase in the value of the Rand in the quarter which effects the translation of the Company’s South African Rand denominated subsidiaries.

Finance income earned in the quarter ended February 28, 2015 totaled $1.0 million as compared to $1.7 million in the comparative period in the prior year.

Quarterly Financial Information

The following tables set forth selected quarterly financial data for each of the last eight quarters.

(In thousands of dollars, except for share data)

Quarter ended	Feb. 28,	Nov. 30,	Aug. 31,	May 31,
($000’s, except per share data)	2015	2014	2014	2014
Interest income(1)	$1,038	$1,217	$486	$694
Net income (loss)(2)	4,324	(5,622)	(2,864)	(4,320)
Basic earnings(loss) per share(3)	0.01	(0.01)	(0.01)	(0.01)
Total assets(4)	685,694	545,069	550,239	543,778

Quarter ended	Feb. 28,	Nov. 30,	Aug. 31,	May 31,
(in thousands of dollars, except share data)	2014	2013	2013	2013
Interest income(1)	$1,730	$976	$1,056	$1,376
Net income (loss)(2)	(3,739)	464	(1,355)	(10,015)
Basic earnings(loss) per share(3)	(0.01)	0.00	(0.01)	(0.03)
Total assets(4)	543,632	386,446	389,980	375,025

Explanatory Notes:

(1)

The Company earns income from interest bearing accounts and deposits. Rand balances earn significantly higher rates of interest than can be earned at present in Canadian or U.S. Dollars. Interest income varies relative to cash on hand.

(2)

Net (loss) income by quarter is affected by the timing and recognition of large non-cash items. In the quarter ended February 28, 2015 and 2014 there were share-based compensation expenses and in the previous quarter there were mineral property write-downs. Net (loss) income can also be impacted by the movement of the Rand and the U.S. Dollar relative to the Canadian Dollar as the Company currently and in the past has held significant portions of its cash in each currency. At the end of each reporting period Rand and U.S. Dollar cash balances are translated to Canadian Dollars at period end exchange rates.

(3)

Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method to calculate diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of share issuances under options would be anti-dilutive, resulting in basic and diluted loss per share being the same.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2015

(4)	At February 28, 2015 and 2014, the Company’s assets increased compared to prior periods as a result of equity offerings.

B)             Dividends

The Company has never declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance its business.

C)             Trend Information

The success of the Company’s Project 1 platinum mine and its other properties will be primarily dependent on the future price of platinum, palladium and gold. Metal prices have historically been subject to significant price fluctuation. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods.

Significant reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and the amount of the Company’s revenue or profit or loss. In addition, a prolonged period of lower platinum, palladium and gold prices could result in the Company breaching one or more covenants with regard to its planned drawdown of a Senior Secured Loan Facility with the Sprott Resource Lending Partnership, resulting in either an inability to draw down the principal amount, or resulting in default if principal has been drawn down. See item F) “Liquidity and Capital Resources” below.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended August 31, 2014.

Other than the financial obligations as set out in the table provided at item F) below, there are no demands or commitments that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future

D)             Related Party Transactions

Transactions with related parties are as follows:

(a)	During the six months ended February 28, 2015, $0.14 million ($0.22 million – February 28, 2014) was paid to independent directors for directors’ fees and services.

(b)

During the six months ended February 28, 2015, the Company accrued or received payments of $0.51 million ($0.51 million – February 28, 2014) from West Kirkland Mining Inc., a company with two directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $0.42 million ($0.16 million – February 28, 2014) due from West Kirkland.

(c)

During the six months ended February 28, 2015, the Company accrued or received payments of $Nil ($0.20 million – February 28, 2014) from Nextraction Energy Corp. (“Nextraction”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period include $0.21 million ($0.19 million – February 28, 2014) due from Nextraction. Nextraction is currently going through a credit restructuring and non-conflicted directors of the Company will decide on the form of settlement with Nextraction. Nextraction is not incurring further indebtedness to the Company for services at this time.

All amounts in amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are measured at the estimated fair value, which is the consideration established and agreed to by the noted parties.

E)             Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2015

F)             Liquidity and Capital Resources

On December 9, 2013, the Company announced a bought deal financing for 148.5 million common shares of the Company at a price of $1.18 per share resulting in gross proceeds of $175.23 million. The offering closed December 31, 2013 with net proceeds to the Company after fees, commissions and costs of $165 million.

On December 9, 2014, the Company announced a bought deal financing for 207.6 million common shares of the Company at a price of US$0.53 per share. Including the partial exercise of an over-allotment option by the Agents, a total of 214.8 million shares were issued on closing resulting in gross proceeds of US$113.8 million

On February 16, 2015 the Company announced it had entered into a credit agreement with a syndicate of lenders (The “Lenders”) led by Sprott Resource Lending Partnership for a Senior Secured Loan Facility (the “Facility”) of up to US$40 million. Interest will be compounded and payable monthly at an interest rate of LIBOR plus 8.50%. The Company has made or will be obligated to make certain payments to the Lenders, including (a) a bonus payment made concurrently with execution and delivery of the Credit Agreement in the amount of US$1.5 million, being 3.75% of the principal amount of the Facility, paid by issuance of 2,830,188 common shares of the Company; (b) a draw down payment to the Lenders equal to 2% of the amount being drawn down under the Facility, payable in common shares issued at a deemed price equal to the volume weighted average trading price (the "VWAP") of the common shares on the TSX for the ten trading days immediately prior to the draw down request or such other VWAP as required by the TSX; (c) a structuring fee comprised of a cash payment in the amount of US$0.10 million, paid concurrently with the execution and delivery of the term sheet for the Facility; and (d) a standby fee in cash equal to 4% per annum of the un-advanced principal amount of the Facility payable in monthly instalments until December 31, 2015. The Facility matures on December 31, 2017 with the repayment of principal due in monthly instalments during calendar 2017.

The Facility is planned to be available at the delivery and sale of first commercial concentrate from the WBJV Project 1 targeted for fourth quarter 2015. The advance of funds under the Facility by the Lenders is subject to certain terms and conditions set out in the credit agreement, including satisfactory due diligence and the receipt of all applicable approvals.

As at April 10, 2015, the Company held approximately $127 million in total cash on hand, which combined with the Facility and projected operating revenue from Project 1 is estimated to be sufficient to fund the estimated general, exploration and development operations of the Company for more than 12 months. First production at Project 1 is expected in the fourth quarter of calendar 2015 and positive cash flow is expected in 2016. There is no guarantee, however, that available cash, revenues and proceeds from the Facility will be sufficient to complete Project 1 or fully fund remaining peak funding requirements. Further, the Company may be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for continued exploration on the Waterberg Projects, as well as for general working capital purposes. Metal prices and Rand exchange rates may have material effects on the Company and its requirements for further financing.

Any failure by the Company to obtain required financing on acceptable terms could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavourable basis. Any such delay or sale could have a material and adverse effect on the Company’s financial condition, results of operations and liquidity.

Accounts receivable at February 28, 2015 totaled $5.8 million (August 31, 2014 - $13.8 million) being comprised mainly of value added taxes refundable in South Africa. Accounts payable and accrued liabilities at February 28, 2015 totaled $9.5 million (August 31, 2014 - $28.6 million). Accounts payable at February 28, 2015 were lower than at August 31, 2014 and at November 30, 2014 ($26.9 million) due to the fact that the majority of large component and material purchases for Project 1 occurred and were paid for prior to February 28, 2015. Drilling activity at Waterberg has also been curtailed since December 2014.

Apart from net interest earned on cash deposits and other sundry income during the period ended February 28, 2015 of $2.3 million (February 28, 2014 - $2.7 million), the Company had no sources of income. The Company’s primary source of capital has been from the issuance of equity. At February 28, 2015 the Company had cash equivalents on hand of $145 million compared to $203 million at February 28, 2014 with the cash expenditures being largely funded by the December 2013 and December 2014 equity financings.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2015

The Company receives lump sum cash advances at various times as laid out in agreed budgets from its partners to cover the costs of joint venture projects.

The following table discloses the Company’s contractual obligations as at February 28, 2015.

Payments by period
($ in thousands)
	< 1	1 – 3	4 – 5	> 5
	years	years	years	years	Total

Lease obligations	$237	$1,021	$1,145	$549	$2,952
ESKOM – power	7,579	-	-	-	7,579
Magalies water	4,462	5,231	-	-	9,693
Concentrator plant and surface Infrastructure	21,734	-	-	-	21,734
Mining development	3,501	-	-	-	3,501
Mining equipment	7,114	-	-	-	7,114
Facility Standby Fees	1,071	710	-	-	1,781
EPCM & Project 1 indirect	17,712	3,773	-	-	21,485
	$63,410	$10,735	$1,145	$549	$75,839

The above contracts are subject to the following estimated break fees in the event of cancellation:

($ in thousands)
Concentrator plant and surface infrastructure	$21,594
Mining development	11,598
Mining equipment	6,698
Magalies water	9,693
ESKOM	7,579
Other property expenditures	5,600
$62,762

Break fees are estimated by means of contractual notice periods, work in progress costs and normal costs associated with the unwinding and disestablishment of certain contractors.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2015

G)             Outstanding Share Data

The Company has an unlimited number of common shares authorized for issuance without par value. At February 28, 2015, there were 768,943,030 common shares outstanding, 29,074,500 incentive stock options outstanding at exercise prices of $0.65 to $2.57. At April 10, 2015, there were 768,943,030 common shares outstanding and 29,074,500 incentive stock options outstanding. During the period ended February 28, 2015, the Company made no changes to the exercise price of outstanding options through cancellation and re-grant or otherwise.

4.             OUTLOOK

The Company’s key business objectives for calendar 2015 will be to continue with underground development and mine construction at Project 1 and to advance both the Waterberg JV Project and the Waterberg Extension Project. Development at Project 1 will continue to utilize a majority of the Company’s cash on hand until production commences and positive cash flow is achieved. First production at Project 1 is planned for fourth quarter of calendar 2015. Lower metal prices, delays in production ramp up or a stronger South African Rand could all result in requirements for further financing being required. Development work in blocks 12, 11, 10 and 9 in the Project 1 mine plan are critical to the underground mining plans and ramp up profile of production.

The Company plans to continue working on the Waterberg JV Project with its joint venture partners Mnombo and JOGMEC. A resource update is anticipated for the Waterberg JV in mid-2015 and work is continuing at present toward the completion of a pre-feasibility study scheduled for mid-2015.

Exploration on the Waterberg JV project and the Waterberg Extension Project continues at present. An important objective for the Company is to determine the scale of the Waterberg deposit and to find the section of the Waterberg deposit with the greatest grade thickness near surface. Drilling has been completed at Waterberg for this phase pending budget and engineering discussion with the partners. The deposit remains open and detailed pre-feasibility work continues.

During 2015 the Company has been engaging with our partners and other third parties at Waterberg to consider transactions that may provide funding for additional work. Our objective is to keep the Waterberg projects advancing and on track through to and beyond the planned pre-feasibility study, while keeping the Company’s share of Waterberg expenditures modest. We will also be exploring financing alternatives for our BEE partners to become fully funded at both the WBJV Project 1 Platinum Mine and at Waterberg. Our objectives will be to maintain a minimum 49.9% effective interest in the Waterberg Joint Venture and a majority effective interest in the Waterberg Extension.

As well as the discussions within this MD&A, the reader is encouraged to also see the Company’s disclosure made under the heading “Risk Factors” in the AIF.

5.             CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses. The Company’s accounting policies are described in note 2 of the Company’s audited annual consolidated financial statements for the year ended August 31, 2014.

Review of asset carrying values and impairment

In accordance with the Company’s accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value less costs to sell and value in use requires management to make estimates and assumptions about expected production, commodity prices, reserves, operating costs, closure and rehabilitation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the income statement.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2015

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

Deferred tax assets, liabilities and resource taxes

The determination of the Company’s future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. The Company also makes estimates of the Company’s future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from the Company’s view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise the Company makes provision for such items based on the Company’s best estimate of the final outcome of these matters.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact on depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

6.             DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the six months ended February 28, 2015 that has, or is reasonably likely to, materially affect the Company’s internal control over financial reporting.

7.             OTHER INFORMATION

Additional information relating to the Company for the period ending February 28, 2015 may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company’s audited annual consolidated financial statements for the year ended August 31, 2014 together with the notes thereto as well as the Company’s 2014 Annual Information Form.

8.             LIST OF DIRECTORS AND OFFICERS

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended February 28, 2015

a) Directors:		b) Officers:

R. Michael Jones	Barry W. Smee	R. Michael Jones (CEO)
Frank R. Hallam	Timothy Marlow	Frank R. Hallam (CFO & Corp Secretary)
Iain McLean	Diana Walters	Peter C. Busse (COO)
Eric Carlson		Kris Begic (VP, Corp Development)